UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 Crdentia Corp.
                                 --------------
                                (Name of Issuer)

                        Common Stock. $0.0001 par value
                        -------------------------------
                         (Title of Class of Securities)

                                  225235 10 0
                                  -----------
                                 (CUSIP Number)

                                February 6, 2004
                                ----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]          Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 225235 10 0             SCHEDULE 13G               Page 2 of 11


 1   Name of Reporting Person            MEDCAP MANAGEMENT & RESEARCH LLC

     IRS Identification No. of Above Person                    94-3411543

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                        DELAWARE

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                     2,000,000
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                2,000,000

 9    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                    2,000,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                9.5%

 12   Type of Reporting Person                                         IA

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CUSIP No. 225235 10 0             SCHEDULE 13G               Page 3 of 11


 1   Name of Reporting Person                        MEDCAP PARTNERS L.P.

     IRS Identification No. of Above Person                    94-3412423

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                        DELAWARE

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                     2,000,000
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                2,000,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          2,000,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                9.5%

 12   Type of Reporting Person                                         PN

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CUSIP No. 225235 10 0             SCHEDULE 13G               Page 4 of 11


 1   Name of Reporting Person                               C. FRED TONEY

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                   UNITED STATES

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                     2,000,000
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                2,000,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          2,000,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                9.5%

 12   Type of Reporting Person                                      IN/HC

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CUSIP No. 225235 10 0             SCHEDULE 13G                Page 5 of 11


Item 1(a).  Name of Issuer:
            --------------

            Crdentia Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            14114 Dallas Parkway, Suite 600
            Dallas, TX  75254

Item 2(a).  Names of Persons Filing:
            -----------------------

            MedCap Management & Research LLC ("MMR")

            MedCap Partners L.P. ("Partners")

            C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            The business address of each reporting person is 500 3rd Street, Suite 535, San Francisco, CA 94107.

Item 2(c).  Citizenship:
            -----------

            Reference is made to item 4 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, $0.0001 par value

Item 2(e).  CUSIP Number:
            ------------

            225235 10 0

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of
                the Act (15 U.S.C. 78o);

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                U.S.C. 78c);

            (c) [ ] Insurance company as defined in section 3(a)(19)
                of the Act (15 U.S.C. 78c);

            (d) [ ] Investment company registered under section 8 of
                the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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CUSIP No. 225235 10 0             SCHEDULE 13G                Page 6 of 11


            (e) [x] An investment adviser in accordance with section
                240.13d-1(b)(1)(ii)(E);


            (f) [ ] An employee benefit plan or endowment fund
                in accordance with section 240.13d-1(b)(1)(ii)(F);

            (g) [x] A parent holding company or control person in
                accordance with section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b)
                of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.
            ---------

            Reference is hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

            The securities to which this Schedule 13G relates consist of 2,000,0000 shares of Series A Convertible Preferred Stock, which are currently convertible into 2,000,000 shares of common stock and which vote along with the common stock on an as- converted basis. MMR as general partner and investment manager of Partners and C. Fred Toney as managing member of MMR may be deemed to beneficially own the shares owned by Partners in that they may be deemed to have the power to direct the voting or disposition of the shares.

            Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Mr. Toney disclaim beneficial ownership as to the 2,000,000 preferred shares and the underlying common shares, except to the extent of their respective pecuniary interests therein.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose,the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 225235 10 0             SCHEDULE 13G                Page 7 of 11


Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company.
            ---------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certifications.
            --------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 225235 10 0             SCHEDULE 13G                Page 8 of 11



                                   Signature
                                   ---------
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2004     MEDCAP MANAGEMENT & RESEARCH LLC


                              By: /s/ C. Fred Toney
                                 ----------------------------------
                                 C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney

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CUSIP No. 225235 10 0             SCHEDULE 13G                Page 9 of 11



          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief,the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2004        MEDCAP PARTNERS L.P.

                                 By:  MedCap Management & Research LLC,
                                      its General Partner


                                 By: /s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member


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CUSIP No. 225235 10 0             SCHEDULE 13G               Page 10 of 11


                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking              Page 11


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CUSIP No. 225235 10 0             SCHEDULE 13G               Page 11 of 11



                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 16, 2004        MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member


                                 MEDCAP PARTNERS L.P.

                                 By:  MedCap Management & Research LLC,
                                      its General Partner


                                 By: /s/ C. Fred Toney
                                    ----------------------------------
                                    C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney